Code of Ethics - Bw Funds

  Purpose. This Code of Ethics, adopted by the trustees of the Bw Funds, to be effective October 1, 2007, serves the following purposes:

    The Code is intended to codify, or exhibit, the values of the enterprise. It is not expected to be exhaustive. Integrity is a matter of character, not code. The Code expresses certain applications of those principles and practices of honesty, fairness, respect and transparency which should characterize our relationships with our shareholders and among our associates. "Doing unto others as you would have them do unto you" requires the highest ethical standards. We will treat shareholders as if we were on their side of the desk, and treat each other with respect and encouragement towards personal and professional development. This code will provide the regulations and procedures to be followed to achieve these values.

    This Code is intended to satisfy the requirements of the SEC rule 17 CFR Parts 270,275 and 279.

  Applicability. This Code shall apply to all Interested Persons as defined by the Investment Company Act of 1940. By signing this Code of Ethics an employee or interested person is asserting that he or she accepts, agrees with, adopts, intends to follow this Code and will assist others in following the letter and the spirit of this Code. A similar subscription will be required of all future employees or interested persons as a condition of employment or affiliation. Anyone who can no longer subscribe to this Code is obligated to report such non-subscription to our compliance officer immediately. Any willful breach of this Code shall be cause for termination of employment or association.

  Respect. Persons will be employed and considered for promotion without regard to gender, age, religion, race or disabilities. Nothing in our firm's non-discrimination policy will prevent our firm from employing references and criminal background checks.

  Speech. Our conversation shall be characterized by gentleness and manners. The use of profanity, vulgarity, or demeaning descriptions of others will not be accepted. Dress will be modest and appropriate for business purposes.

  Honesty. Theft of property from associates, our firm or our shareholders will not be tolerated and will be considered cause for termination of service and, if appropriate, reporting to civil authorities. The term property also includes intellectual property. There are certain investment strategies, fee structures and administrative systems that are unique to our enterprise. These are transparent to our auditors, regulatory bodies, and shareholders. They are not to be discussed or disclosed to competitors.

  Mistakes. We all make mistakes - it's part of our make-up. Mistakes should be reported to a supervisor to assure a correct resolution. Mistakes involving shareholders or retirement plan participants should be disclosed to shareholders along with a description of the correction. A written report of the error and correction is to be maintained.

  Employee and Interested Person Investment Accounts. Our Funds does not deal in unlisted securities nor provide custodian or other record keeping services for shareholder unlisted securities. We purchase security information and recommendations from public sources (Standard & Poor's, AAII, Morningstar, Value Line, etc.). Nevertheless, to avoid any appearance of practice which would place our interests as employees before the interests of our shareholders, the following rules will apply to all personnel:

    Employees or interested persons who are access persons (those who have access to information regarding accounts or Funds managed by our firm) will be required to file a Holdings Report. If the employee is filing a holding report with the investment adviser, and such report is maintained at the same address, a duplicate report is not required. Each holdings report must contain, at a minimum:

      The title and type of security, and as applicable the exchange ticker symbol or CUSIP number, number of shares, and principal amount of each reportable security in which the access person has any direct or indirect beneficial ownership;

      The name of any broker, dealer or bank with which the access person maintains an account in which any securities are held for the access person's direct or indirect benefit; and

      The date the access person submits the report.

      Timing of holdings reports. Access persons must each submit a holdings report:

        No later than 10 days after the person becomes an access person, and the information must be current as of a date no more than 45 days prior to the date the person becomes an access person.

        At least once each 12-month period thereafter, on April 1 (or, if a weekend, the following date), and the information must be current as of a date no more than 45 days prior to the date the report was submitted.

    Transaction reports. Access persons must submit to the compliance officer quarterly securities transactions reports that meet the following requirements:

      Content of transaction reports. Each transaction report must contain, at a minimum, the following information about each transaction involving a reportable security in which the access person had, or as a result of the transaction acquired, any direct or indirect beneficial ownership:

        The date of the transaction, the title, and as applicable the exchange ticker symbol or CUSIP number, interest rate and maturity date, number of shares, and principal amount of each reportable security involved;

        The nature of the transaction ( i.e. , purchase, sale or any other type of acquisition or disposition);

        The price of the security at which the transaction was effected;

        The name of the broker, dealer or bank with or through which the transaction was effected; and

        The date the access person submits the report.

      Timing of transaction reports. Each access person must submit a transaction report no later than 30 days after the end of each calendar quarter, which report must cover, at a minimum, all transactions during the quarter.

    Exceptions from reporting requirements. An access person is not required to submit:

      Any report with respect to securities held in accounts over which the access person had no direct or indirect influence or control;

      A transaction report with respect to transactions effected pursuant to an automatic investment plan;

      A transaction report if the report would duplicate information contained in broker trade confirmations or account statements that we hold in our records so long as we receive the confirmations or statements no later than 30 days after the end of the applicable calendar quarter.

    Pre-approval of certain investments. Access persons must obtain the compliance officer's approval before they directly or indirectly acquire beneficial ownership in any security in an initial public offering or in a limited offering.

    Any purchase of securities based on information received from an advisor, or from an investment newsletter, shall not be made until 24 hours after that information becomes public.

    Any changes in the Ethical Growth Fund, where we supplement S&P research with ethical criterion, will not be used as the basis for participant purchases until 24 hours after the change is made in the Ethical Growth Fund.

  Reporting. Like an honor code, you should and in fact must accept the obligation to report all perceived or real violations of this code, by yourself or others. We recognize that there may be room for interpreting rules, and understanding rules. The very viability of our funds requires the trust of our shareholders. We should hold one another accountable, not as a threat but as a help and encouragement.

  The Spirit. There are no comprehensive rules that would govern our every action. You are employed here because we recognize your character as reflective of the spirit of honesty, fairness, respect and transparency valued by our firm. When in doubt about the character of a transaction or relationship, ask an associate or our compliance officer. You will not be criticized for erring on the side of ethically responsible conduct.

  Acceptance. By signing this Code of Ethics you acknowledge that you have received it, have read it in its entirety, understand it, and will be bound by its spirit and letter.

Dated __________________________

Please print name _______________________________

Please sign name _______________________________

Compliance officer _______________________________